September 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Aisha Adegbuyi, Attorney Advisor

Re:	Business First Bancshares, Inc.

Registration Statement on Form S-4
Filed August 26, 2025 (as amended on September 12, 2025)
File No. 333-289858

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Business First Bancshares, Inc., a Louisiana corporation (the “Registrant”), hereby requests acceleration by the U.S. Securities and Exchange Commission of the effective date of the above-captioned Registration Statement on Form S-4/A (the “Registration Statement”). The Registrant respectfully requests that the Registration Statement become effective under the Securities Act as of 12:00 p.m., Eastern Time, on Tuesday, September 16, 2025, or as soon thereafter as practicable.

Please contact Beth A. Whitaker of Hunton Andrews Kurth LLP, the Registrant’s counsel, at (214) 468-3575 with any questions you may have concerning this request. In addition, please notify Mrs. Whitaker when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

BUSINESS FIRST BANCSHARES, INC.

By:	/s/ David R. Melville, III
Name:	David R. Melville, III
Title:	Chairman, President and Chief Executive Officer

cc:	Beth A. Whitaker, Hunton Andrews Kurth LLP
Saundra Strong, Business First Bancshares, Inc.